Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pie Wines Inc.
9350 WILSHIRE BLVD, SUITE 203
BEVERLY HILLS, CA 90212
www.piewine.com

Up to $1,234,998.00 in Common Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Pie Wines Inc.
Address: 9350 WILSHIRE BLVD, SUITE 203, BEVERLY HILLS, CA 90212
State of Incorporation: DE
Date Incorporated: October 22, 2021

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Common Stock
Offering Maximum: $1,234,998.00 | 617,499 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

VOTING PROXY

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Perks:

Combo/Avid Investor Perk

Invest $500+ within the first two weeks and receive 5% bonus shares

Invest $1,000+ within the first two weeks and receive 7% bonus shares

Invest $2,500+ within the first two weeks and receive 10% bonus shares

Invest $5,000+ within the first two weeks and receive 12% bonus shares

Invest $10,000+ within the first two weeks and receive 15% bonus shares

Amount Based Perks

Tier 1- $300

Exclusive Pie Wine Trucker Hat

Exclusive Pie Wine Sticker

Ownership certificate**

Tier 2- $500

1 Exclusive Pie Wine Hat

1 Exclusive Pie Wine Sticker

2 Exclusive Pie Wine Wine Glasses

15% off for 1 year in Pie Wine Merch Store

Pie Wine Founders Club "Lifetime Status"

Ownership certificate**

Tier 3 - $1000

2 Exclusive Pie Wine Hats

2 Exclusive Pie Wine Stickers

4 Exclusive Pie Wine Wine Glasses

25% off for 1 year in Pie Wine Merch Store

Pie Wine "Founders Club" Lifetime Status

Ownership certificate**

Tier 4 - $5000

5% Bonus Shares

2 Exclusive Pie Wine Hats

2 Exclusive Pie Wine Stickers

4 Exclusive Pie Wine Wine Glasses

25% off for 1 year in Pie Wine Merch Store

Pie Wine "Founders Club" Lifetime Status

Ownership certificate**

Tier 5 - $10,000

7% Bonus Shares

2 Exclusive Pie Wine Hats

2 Exclusive Pie Wine Stickers

4 Exclusive Pie Wine Wine Glasses

25% off for 1 year in Pie Wine Merch Store

Pie Wine "Founders Club" Lifetime Status

Ownership certificate**

Tier 6 - $25,000

10% bonus shares

2 Exclusive Pie Wine Hats

2 Exclusive Pie Wine Stickers

4 Exclusive Pie Wine Wine Glasses

25% off for 1 year in Pie Wine Merch Store

Pie Wine "Founders Club" Lifetime Status

Ownership certificate**

Tier 7 - $50,000

15% bonus shares

2 Exclusive Pie Wine Hats

2 Exclusive Pie Wine Stickers

4 Exclusive Pie Wine Wine Glasses

30% off for 1 year in Pie Wine Merch Store

Pie Wine "Founders Club" Lifetime Status

Ownership certificate**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Please note that the ownership certificate is not an official stock certificate and is not proof of ownership of the company's Common Stock. The Company is issuing uncertificated shares of Common Stock in this offering.

The 10% StartEngine Owners' Bonus

Pie Wines Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 500 shares of Common Stock at $2.00 / share, you will receive 550 shares of Common Stock, meaning you'll own 550 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonuses.

The Company and its Business

Company Overview

Pie Wines Inc. ("Pie Wine" or the "Company") is a C-Corporation organized under the laws of the state of Delaware on October 22, 2021.

Pie Wine creates an innovative and unique pairing experience by offering a canned wine specifically designed to complement pizza. The Company's business model will consist of direct sales through wholesalers, retailers, and an online platform focused on the vast market of pizza enthusiasts. We plan to sell our canned wines across the United States at outlets like grocery stores, convenience stores, restaurants, and also direct-to-consumer through our online business. We believe the Company stands out for its unique selling position as the first internationally recognized beverage designed to pair with pizza.

Pie Wine, an amazingly tasty new canned wine, is the first internationally recognized beverage designed specifically to pair with pizza, one of the world's most popular food categories. Also, as seen on Shark Tank!

Canned wine sales grew by 79.2% in 2019, positioning Pie Wine in a growing segment of the wine market, with a projected market value of $155.1 million by 2027.

Our leadership team of beverage industry veterans & branding experts are working with one of the largest sales agencies in the county. Pie Wine is working towards a national distribution goal of 15,000+ retail stores & restaurants by the end of Q2 2024.

The Company's Intellectual Property ("IP"): Pie Wines Inc. has developed a distinct brand identity and marketing materials to support its position in the market. The Company has a pending trademark for the mark "PIE."

Competitors and Industry

Industry

The global canned wine industry is experiencing growth with an anticipated compound annual growth rate (CAGR) of 10.4% between 2019 and 2027. We believe the growing popularity and market size of canned wines, expected to reach $155.1 million by 2027, further underscores the potential for our unique product offering.

<u>Competitors</u>

The Company has several major competitors in the food & beverage market, including established wine and alcoholic beverage brands. Notably, in the canned wine space, most competitors are regional players, with a few exceptions such as Duck Horn, Stella Rosa, and House Wine. Additionally, Bev recently made headlines with its sale, indicating the dynamic nature of this market segment. Despite this competitive landscape, the Company distinguishes itself in the food & beverage industry with its unique concept that specifically targets the pizza-loving demographic. We believe this innovative approach can position the Company distinctively amidst both established and emerging brands.

Current Stage and Roadmap

<u>Current Stage</u>

The Company plans to launch its products in 12 states as of Q2 2024. These launches encompass all three flavors, available in both 4-packs and 12-case formats, suitable for individual sales in both on-premise and off-premise settings. Additionally, the Company plans to broaden its distribution through online sales, reaching customers in a majority of states via a partnership with Speakeasy Co., a California-based firm.

<u>Roadmap</u>

The Company's efforts for the next few years will be focused on expanding market share, growing its distribution network, and enhancing its online sales platform. We have several new marketing initiatives planned over the next few months, including a goal to be in over 15,000 retail stores & restaurants by Q2 2024.

The Team

Officers and Directors

Name: Warren Alon Ezra

Warren Alon Ezra's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, COO, CFO and Co-Founder
  Dates of Service: November, 2021 - Present
  Responsibilities: I work with all departments involved. Salary: 180,000. No equity package. Mr. Ezra currently has multiple roles with other companies, please review this section and the Risks section for further details. His primary role is with Pie Wines Inc. and he commits 30 hours per week to Pie Wines Inc.

Other business experience in the past three years:

- Employer: Brand Vault 360
  Title: Founder
  Dates of Service: January, 2017 - Present
  Responsibilities: general management of the company. This company manages the list of brands listed below.

Other business experience in the past three years:

- Employer: Power Brands
  Title: Outside Business Consultant
  Dates of Service: February, 2014 - Present
  Responsibilities: general consulting work for a beverage development company

Other business experience in the past three years:

- Employer: Liquid Protein Co
  Title: Founder
  Dates of Service: July, 2022 - Present
  Responsibilities: general consulting work for a beverage development company

Other business experience in the past three years:

- Employer: 9MM Energy Drink
  Title: Co-Founder

Dates of Service: January, 2021 - Present
Responsibilities: branding and marketing

Other business experience in the past three years:

- Employer: G Factor Sciences
  Title: Co-Founder
  Dates of Service: January, 2022 - Present
  Responsibilities: branding and marketing

Other business experience in the past three years:

- Employer: The 360˚ Group of companies
  Title: Founder
  Dates of Service: January, 2018 - Present
  Responsibilities: overlying company that owns brandvault

Other business experience in the past three years:

- Employer: Nothing Artificial
  Title: Strategic Advisor
  Dates of Service: August, 2021 - August, 2022
  Responsibilities: advisory and on the board

Name: Kevin Michael Klein

Kevin Michael Klein's current primary role is with Morning Show Host. Kevin Michael Klein currently services 25-35 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder / President
  Dates of Service: January, 2022 - Present
  Responsibilities: I am the visionary behind Pie Wine. As an avid pizza fan, and nationally known radio personality, my job is to entertain the masses. PIE does all of this in a can. Salary and equity comp: 0

Other business experience in the past three years:

- Employer: Morning Show Host
  Title: KROQ
  Dates of Service: July, 2018 - Present
  Responsibilities: Radio morning show host on Los Angeles KROQ.

Name: Joshua David Green

Joshua David Green 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and Co-Founder
  Dates of Service: July, 2021 - Present
  Responsibilities: Co-Founder of Pie Wine and support capital raising efforts of the Company. Additionally support the team in all facets of the business. Salary and equity comp: $0

Other business experience in the past three years:

- Employer: CFO & EVP of Corporate Development
  Title: Survios
  Dates of Service: March, 2019 - Present
  Responsibilities: CFO of a venture-backed video game company that specializes in Virtual Reality and IP based games.

Other business experience in the past three years:

- Employer: PRESENT NOW
  Title: Board Member
  Dates of Service: November, 2021 - Present
  Responsibilities: Board Member of a 501(c) 3 nonprofit organization dedicated to helping children heal from domestic abuse.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is

required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,998.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in

transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our wine. Delays or cost overruns in the development of our wine and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Pie Wines Inc. was formed on October 22, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pie Wines Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Pie Wine is a good idea, that the team will be able to successfully market, and sell the product, that we can price it right and sell it to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we

will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Consumer Perception Risk
The perception of canned wine may still carry a stigma for some consumers who associate quality wine with traditional glass bottles. Overcoming this perception is a challenge for any company in this segment.

Product Differentiation Risk
As more players enter the canned wine market, differentiating one's products can become increasingly difficult. Companies must continuously innovate to stay ahead.

Packaging Innovation Risk
The technology and materials used for canning wine must ensure the preservation of the wine's taste and quality. Any failure in packaging innovation could result in inferior product quality.

Shelf Life Risk
Canned wines may have different aging potentials compared to bottled wines, which could affect consumer interest and inventory management.

Regulatory Compliance Risk
Different regions have specific regulations regarding the packaging and sale of alcoholic beverages, including can sizes, labeling requirements, and recyclability standards.

Health and Wellness Trends Risk
The increasing consumer trend towards health and wellness could impact alcohol consumption generally, including the

consumption of wine, regardless of packaging.

Quality Consistency Risk
Ensuring each can of wine has consistent quality is critical. Variability can harm reputation and consumer trust.

The Chief Executive Officer does not currently receive a salary for his role with the company and does not hold significant equity.
Pie Wines Inc. is an early-stage company that only recently started generating revenue. Accordingly, the CEO of Pie Wines Inc. does not currently receive a salary for his work. Additionally, the CEO does not have significant equity in the Company and is a minority shareholder. There is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who does not receive a salary or have significant equity ownership. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive a salary of up to $350,000, starting at $180,000 moving forward dependent on the following company benchmarks being met: We complete our seed round of funding... In addition, the Company currently pays Brand Vault 360, a related party entity owned by the CEO, Warren Ezra, for Services. Pie Wines Inc. currently pays Brand Vault 360 monthly payments of $10,000 per month for full incubation and management including but not limited to web development, social media management, procurement, logistics, sales and general management of the brand. Pie Wines Inc. will continue to pay Brand Vault 360 after a successful raise.

The Chief Executive Officer currently has multiple roles.
The Company's CEO also is the founder of Brand Vault 360, Liquid Protein Co, and The 360° Group of Companies. While the founder and CEO has dedicated over 30hrs a week at the business and treated this business as a top priority during the initial launch of the company, the capital needs of the business have necessitated splitting time and continuing to generate side income in order to allow for pie wine to raise the necessary funds for a full time hire. The CEO has done this through his role at Brand Vault that requires 20+hrs a week. A successful capital raise would allow the business to expand and allow the CEO to focus on full management of Pie and transition to a full time role one the minimum salary of $180,000 per year can be paid.

The Chief Executive Officer does not currently receive a salary for his role with the company and does not hold significant equity.
Pie Wines Inc. is an early-stage company that only recently started generating revenue. Accordingly, the CEO of Pie Wines Inc. does not currently receive a salary for his work. Additionally, the CEO does not have significant equity in the Company and is a minority shareholder. There is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who does not receive a salary or have significant equity ownership. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive a salary of up to $350,000, starting at $180,000 moving forward dependent on the following company benchmarks being met: The Company completes its seed round of funding. In addition, the Company currently pays Brand Vault 360, a related party entity owned by the CEO, Warren Ezra, $10,000 per month for full incubation and management including but not limited to web development, social media management, procurement, logistics, sales and general management of the brand. Pie Wines Inc. will continue to pay Brand Vault 360 after a successful raise.

The Chief Executive Officer currently has multiple roles.
The Company's CEO also is the founder of Brand Vault 360, Liquid Protein Co, and The 360° Group of Companies. While the founder and CEO has dedicated over 30 hours a week to the Company and treated this Company as a top priority during the initial launch of the Company, the capital needs of the business have necessitated splitting time and continuing to generate side income in order to allow for Pie Wine to raise the necessary funds for a full-time hire. The CEO has done this through his role at Brand Vault which requires 20+ hours per week. A successful capital raise would allow the business to expand and allow the CEO to focus on full management of Pie Wines Inc. and transition to a full-time role once the minimum salary of $180,000 per year can be paid.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Green	1,816,250	Common Stock	36.3%
Kevin Klein	1,816,250	Common Stock	36.3%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes, and Convertible notes 2023. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,499 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share, please see voting rights in securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 200,000 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $146,732.00
Maturity Date: December 31, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $0.00
Conversion Trigger: 20% Discount into next Qualified Financing Round (minimum gross proceeds greater than $1.5mm)

Material Rights

See "Indebtedness" section for terms of these notes.

Convertible notes 2023

The security will convert into Common stock and the terms of the Convertible notes 2023 are outlined below:

Amount outstanding: $245,000.00
Maturity Date: December 31, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $0.00
Conversion Trigger: 20% Discount into next Qualified Financing Round (minimum gross proceeds greater than $1.5mm)

Material Rights

See "Indebtedness" section for terms of these notes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $970.00
  Number of Securities Sold: 970,000
  Use of proceeds: product and brand development and market testing
  Date: October 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $453.00
  Number of Securities Sold: 3,512,500
  Use of proceeds: General Working Capital including manufacturing and product development.
  Date: January 20, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $146,732.00
  Use of proceeds: Working Capital / Manufacturing Product / Distribution
  Date: January 01, 2022
  Offering exemption relied upon: Section 506(b)

- Type of security sold: Convertible Note

Final amount sold: $245,000.00
Use of proceeds: Working Capital / Manufacturing Product / Distribution
Date: January 01, 2023
Offering exemption relied upon: Section 506(b)

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 317,500
Use of proceeds: Working Capital
Date: June 06, 2023
Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We plan to only start generating revenue in early 2024. We could operate the company for 12 months without revenue.

Foreseeable major expenses based on projections:

Foreseeable major expenses include the production of our wine, consumer marketing, and trade marketing.

Future operational challenges:

Sales velocity could exceed expectaions and create inventory backlogs or visa versa and we would need to manage demand with excess supply. Most important are our product's expiration dates. Also, retailer growth can bring various supply chain issues.

Future challenges related to capital resources:

Cashflow is always the main challenge in early stage CPG brands. So it can be challenging to control cashflow cycles whilst keeping our retail pipeline fill, and maintain steady growth. We plan to use a blend of cash, trade finance, PO finance and debtor finance to balance our requirements. We already have facilities available however everything has a limit depending on demand.

Future milestones and events:

We plan to launch in 12 states to distribute. We have multiple retailers that we expect should be coming on at different stages. As capital is raised to meet operational, marketing, and inventory requirements we plan to eventually expand distribution into all states and internationally if feasible.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2024, our company has $75,000 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds obtained through this campaign are not deemed critical for our company operations. We have access to other funds and capital resources beyond what we might receive from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We do not consider the funds from this campaign essential for our company's viability. Should we reach our maximum funding goal through the crowdfunding campaign, these funds will constitute 94% of our total funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

On achieving our minimum fundraising target, we project that our company will have sufficient funds to operate for 12 months. This estimate is based on our current monthly burn rate of $50,000, which primarily covers salaries and marketing expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

Should we succeed in raising our maximum funding goal, we anticipate that the company will have enough resources to operate for 18 months. This projection is based on a monthly burn rate of $125,000, encompassing expenses for salaries, overhead, housing, marketing, and logistics.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to our current financial resources, we are considering various future sources of capital. This includes maintaining an open convertible note, which could provide additional funding if needed.

Indebtedness

- Creditor: Owner Loan - Joshua Green
  Amount Owed: $177,838.00
  Interest Rate: 0.0%
  There is no set maturity date for the loan, which means it can be called at any time. The loan is classified as current, with the total indebtedness being $177,838. The current portion and the non-current portion are both $177,838, implying that it is all considered due within one fiscal year.

- Creditor: Owner Loan - Kevin Klein
  Amount Owed: $24,791.00
  Interest Rate: 0.0%
  Similar to the first loan, there is no set maturity date for this loan, and it may be called at any time. The loan is classified as current, with the total indebtedness being $24,791. Both the current and non-current portions are $24,791, indicating that this amount is also considered due within the current fiscal year.

- Creditor: Convertible Note - Eric Landau
  Amount Owed: $7,705.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into common shares at a conversion price. The conversion price means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: Convertible Note - Max Leitman
  Amount Owed: $10,235.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into common shares at a conversion price. The conversion price means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: Convertible Note- Dan Reisfeld
  Amount Owed: $3,063.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2023

The convertible notes are convertible into common shares at a conversion price. The conversion price means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: Convertible Note- Andrea Corm
  Amount Owed: $5,083.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into common shares at a conversion price. The conversion price means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: Convertible Note -Craig and Arda Berberian
  Amount Owed: $10,103.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into common shares at a conversion price. The conversion price means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: Convertible Note- Bob Sugarman
  Amount Owed: $10,089.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into common shares at a conversion price. The conversion price means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: Convertible Note- Kimberly Tran
  Amount Owed: $50,043.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into common shares at a conversion price. The conversion price means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: Convertible Note - Jeff Davis
  Amount Owed: $50,022.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2023
  The convertible notes are convertible into common shares at a conversion price. The conversion price means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- Creditor: Convertible Notes
  Amount Owed: $245,000.00
  Interest Rate: 4.0%
  Maturity Date: December 31, 2023
  During 2023, the company issued convertible note in the aggregate amount of $245,000. The convertible notes bear an interest rate of 4% per annum and has a maturity date set on December 31, 2023.

Related Party Transactions

- Name of Entity: Joshua Green
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Loan
  Material Terms: The Company borrowed money from its shareholder, Joshua Green. The loan bears no interest rate.

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $177,838 and $78,750, respectively.

- Name of Entity: Kevin Klein
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: The company borrowed money from its shareholder, Kevin Klein. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $24,791 and $0, respectively.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no preferred stock to be converted to common stock outstanding ; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $391,732 in convertible notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

We set Pie Wines' pre-money valuation ("PMV") at $10,000,000 based on an analysis of comparable companies and market trends.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Captial
  40.0%
  We will use funds for working capital and building inventory to sell. We will additionally use the funds to prepare the expansion and launch of the product. Furthermore, the funds will be used to hire key personnel for daily operations, including sales and marketing, customer services, etc.

- Brand Partnerships, Marketing, and E-commerce
  43.5%
  The funds will be used to help brand-building activities.

- StartEngine premium fee
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- StartEngine Marketing
  10.0%
  Marketing of our Start Engine raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.piewine.com (www.piewine.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/piewine

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pie Wines Inc.

[See attached]

PIE WINES INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pie Wines, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Pie Wines, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 13, 2023
Los Angeles, California

PIE WINES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	61,899	$	-
Total Current Assets		**61,899**		**-**
Total Assets	$	**61,899**	$	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	93,192	$	-
Convertible Note		145,500		-
Accrued Interest on Convertible Notes		1,232		-
Shareholder Loan		202,629		78,750
Total Current Liabilities		**442,553**		**78,750**
Total Liabilities		**442,553**		**78,750**
STOCKHOLDERS EQUITY				
Common Stock		448		97
Subscription Receivable		-		(97)
Additional Paid in Capital		102		-
Retained Earnings/(Accumulated Deficit)		(381,205)		(78,750)
Total Stockholders' Equity		**(380,655)**		**(78,750)**
Total Liabilities and Stockholders' Equity	$	**61,899**	$	**-**

See accompanying notes to financial statements.

PIE WINES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	-	$	-
Cost of Goods Sold		-		-
Gross profit		-		-
Operating expenses				
General and Administrative		230,496		57,750
Sales and Marketing		70,727		21,000
Total operating expenses		301,222		78,750
Operating Income/(Loss)		(301,222)		(78,750)
Interest Expense		1,232		-
Other Loss/(Income)		(0)		-
Income/(Loss) before provision for income taxes		(302,455)		(78,750)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(302,455)	$	(78,750)

See accompanying notes to financial statements.

PIE WINES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Additional Paid In Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception date- October 22, 2021		$ -	$ -		$ -	$ -
Issuance of Stock	970,000	97		(97)		-
Net income/(loss)					(78,750)	(78,750)
Balance—December 31, 2021	970,000	97	-	(97)	$ (78,750)	$ (78,750)
Issuance of Stock	3,512,500	351	102	97		550
Net income/(loss)					(302,455)	(302,455)
Balance—December 31, 2022	4,482,500	$ 448	$ 102		$ (381,205)	$ (380,655)

See accompanying notes to financial statements.

PIE WINES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(302,455)	$	(78,750)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts Payable		93,192		-
Accrued Interest on Convertible Notes		1,232		
Net cash provided/(used) by operating activities		**(208,030)**		**(78,750)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		550		-
Borrowing on Shareholder Loans		123,879		78,750
Borrowing on Convertible Notes		145,500		-
Net cash provided/(used) by financing activities		**269,929**		**78,750**
Change in Cash		61,899		-
Cash—beginning of year		-		-
Cash—end of year	$	**61,899**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pie Wines Inc. was incorporated on October 22, 2021 in the state of Delaware. The financial statements of Pie Wines, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Pie Wines, Inc. is a Canned Wine Company. Pie Wine is a sparkling, easy drinking table wine designed to address evolving consumer tastes and preferences and to complement their food and health requirements. We make three varieties of canned wine around the pizza space.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

PIE WINES INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

Income Taxes

Pie Wines, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its sparkling, easy drinking table wine products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $70,727 and $21,000, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 13, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 4,482,500 and 970,000 shares were issued and outstanding, respectively.

4. DEBT

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Joshua Green	$ 177,838	0.00%	No set maturity	$ 177,838		$ 177,838	$ 78,750		$ 78,750
Kevin Klein	$ 24,791	0.00%	No set maturity	24,791		24,791	-		-
Total				$ 202,629	$ -	$ 202,629	$ 78,750	$ -	$ 78,750

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note- Eric Landau	$ 7,500	4.00%	04/26/2022	12/31/2023	$ 205	$ 205	$ 7,500	$ -	$ 7,705	$ -	$ -	$ -	$ -	$ -
Convertible Note- Max Leitman	$ 10,000	4.00%	05/31/2022	12/31/2023	$ 235	$ 235	$ 10,000	$ -	$ 10,235	$ -	$ -	$ -	$ -	$ -
Convertible Note- Dan Reisfeld	$ 3,000	4.00%	06/22/2022	12/31/2023	$ 63	$ 63	$ 3,000	$ -	$ 3,063	$ -	$ -	$ -	$ -	$ -
Convertible Note- Andrea Corn	$ 5,000	4.00%	08/01/2022	12/31/2023	$ 83	$ 83	$ 5,000	$ -	$ 5,083	$ -	$ -	$ -	$ -	$ -
Convertible Note- Craig and Arda Berberian	$ 10,000	4.00%	09/28/2022	12/31/2023	$ 103	$ 103	$ 10,000	$ -	$ 10,103	$ -	$ -	$ -	$ -	$ -
Convertible Note- Bob Sugarman	$ 10,000	4.00%	10/11/2022	12/31/2023	$ 89	$ 89	$ 10,000	$ -	$ 10,089	$ -	$ -	$ -	$ -	$ -
Convertible Note- Kimberly Tran	$ 50,000	4.00%	10/13/2022	12/31/2023	$ 433	$ 433	$ 50,000	$ -	$ 50,433	$ -	$ -	$ -	$ -	$ -
Convertible Note- Jeff Davis	$ 50,000	4.00%	12/27/2022	12/31/2023	$ 22	$ 22	$ 50,000	$ -	$ 50,022	$ -	$ -	$ -	$ -	$ -
Total					$ 1,232	$ 1,232	$ 145,500	$ -	$ 146,732	$ -	$ -	$ -	$ -	$ -

The convertible notes are convertible into common shares at a conversion price. The conversion price means the lowest per share purchase price paid for the Qualified Financing Securities by the investors of new money in the Qualified Financing, multiplied by 0.80. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (41,270)	$ (16,785)
Valuation Allowance	41,270	16,785
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (58,055)	$ (16,785)
Valuation Allowance	58,055	16,785
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $194,555, and the Company had state net operating loss ("NOL") carryforwards of approximately $194,555. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

The Company borrowed money from its shareholder, Joshua Green. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $177,838 and $78,750, respectively.
The company borrowed money from its shareholder, Kevin Klein. The loan bears no interest rate. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $24,791 and $0, respectively.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through October 13, 2023, the date the financial statements were available to be issued.

During 2023, the company issued convertible note in the aggregate amount of $245,000. The convertible notes bear an interest rate of 4% per annum and has a maturity date set on December 31, 2023.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $301,222, an operating cash flow loss of $208,030, and liquid assets in cash of $61,899, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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GET A PIECE OF PIE WINE

Pizza’s New Side Piece

Pie Wine is the ultimate pizza beverage. Our delicious California-grown, lightly carbonated wine aims to elevate your pizza experience and disrupt the pizza industry. Salute!

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PIZZA'S NEW SIDE PIECE
PIE

$19,434.24 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Pie Wine, an amazingly tasty new canned wine, is the first internationally recognized beverage designed specifically to pair with pizza, one of the world's most popular food categories. Also, as seen on Shark Tank!
- Canned wine sales grew by 79.2% in 2019, positioning Pie Wine in a growing segment, with a projected market value of $155.1 billion by 2027.*
- Our leadership team of beverage industry veterans & branding experts are working with one of the largest sales agencies in the county. Pie Wine is working towards a national distribution goal of 15,000+ retail stores & restaurants by Q2 2024.

Reserve Now

RESERVED $19,434.24

INVESTORS 25

**Source*

THE PITCH

Get To Know Pizza's New Best Friend



RED
PIE
WHITE


Pizza's
New
SidePiece
TONY GEMIGNANI
RESPECT THE CRAFT

Josh and Kevin, lifelong friends of more than thirty years, have bonded over good pizza and good times. Their passion for pizza spurred a global adventure in search of the perfect beverage companion for their favorite slices. According to their research, no such drink existed and they decided to make one. Pie Wine, affectionately known as "The OG Pizza Wine" is here to disrupt the pizza industry with a widely recognized beverage designed specifically for pizza lovers. We've crafted a sparkling, easy-drinking table wine that pairs perfectly with pizza and we believe appeals to a wide group of connoisseurs. We plan to start selling our wine in 12 states this quarter. Our goal is simple, to offer an enjoyable and versatile drink that enhances the pizza experience.

THE OPPORTUNITY

Something Deliciously Different

Why Pie Wine? To our knowledge, we're unlike anything else in the market. We're positioning Pie Wine as the official drink of pizza, elevating your pizza experience to a whole new level.

We plan to make money primarily from selling Pie Wine alcohol through three channels: wholesalers, retailers, and online sales to consumers. Our revenue will mainly come from sales through restaurants, hotels, bars, and retail stores. These on-site sales will also help promote our product everywhere pizza is sold. Further, we're looking to grow our online sales to consumers as well.

Pie Wine and KROQ radio work together in California with over 1,000,000 listeners every day.

We have also signed an agreement with Barstool Sports, a well-known social media platform, to not only grab the attention of millions but to also bring Pie Wine into the homes of consumers all across the country.


WORLD FAMOUS
RED
PIE
RED
WINE
Pairs perfectly
with all pizzas.
Its been called "the perfect
drink," but it's far too modest
to ever admit that.

Our team, led by Warren Ezra, aims to reinvent the traditional Italian pizza wine. We offer a sweet, slightly carbonated wine that complements the salty, cheesy goodness of pizza.

With high-quality California grapes and a light carbonation, Pie Wine enhances every bite of pizza, creating delightful taste sensations. Our diverse portfolio of wines caters to different palates and preferences, making Pie Wine what we believe is the go-to choice for pizza lovers everywhere. But it's not just for pizza; it's versatile enough to enjoy on its own.

We are also proud to be working with Slice House and Tony Gemignani. A world champion pizza maker, master pizzaiolo, and renowned author, Tony Gemignani, is an expert in the pizza industry. He said, *"I too, love PIE Wine, both as an owner/operator, and as a lifelong pizza fan. I've known the industry for nearly 35 years, and PIE is the real deal."*

**The above testimonial may not be representative by the opinions or of the experiences of other PIE Wine consumers and is not a guarantee of future performance or success.*


SWEET
WHITE
A modern twist on a traditional sparking red.
Pairs perfectly with a margarita, veggies, hot honey, and all backyard pizza parties.

Pizza is available in nearly every grocery store, most convenience stores, bars, hotels, over 80,175 pizza restaurants, stadiums, online and eaten by approximately 94% of Americans eat pizza on a regular basis (Source). 83% of these eat pizza at least once per month, while 40% eat it on an average of once per week (Source). However, Pie Wine isn't pigeonholed and is already gaining popularity beyond the pizza category.

We're in conversations with pizza shops nationwide. With catchy slogans like "The OG Pizza" and "Pizza's New Side Piece," we're proud to deliver a little slice of heaven to our customers.


WHITE
WINE
Not your mother's dry white.
Pairs perfectly with white pizzas, garlic bread sticks, salads, and spring/summer.

THE MARKET & OUR TRACTION

Capitalizing on the Canned Wine Craze

Canned wine sales are on the rise, and we believe Pie Wine is strategically positioned to

capitalize on this trend as the fastest-growing segment in the market. In contrast to a mere 1.4% increase in overall wine sales, canned wine is witnessing a remarkable 79.2% growth, projected to reach a substantial value of $155.1 billion by 2027 (Source). Leveraging a growing Total Addressable Market (TAM) for the pizza restaurant industry in the United States, valued at $49.4 billion in 2023 (Source). With the global pizza market being valued at $141 billion in 2022 and the Ready to Drink Alcohol category valued at $4.8 billion from 2021-2022, we believe Pie Wine's future is bright (Source| Source).



*Source

With a seasoned leadership team that has collectively accrued decades of combined Consumer Packaged Goods expertise and experience working with major brands such as Disney, Starbucks, Pepsi, and Coca-Cola, we believe Pie Wine is well-equipped to navigate this lucrative landscape. CEO/COO Warren Ezra brings 25 years of industry experience, while Founder Kevin Klein is a syndicated radio host. Both have vast networks and celebrity relationships that we feel will help grow and propel the brand forward. Pie Wine is also making substantial strides with its distribution strategy, aiming to be in 3,500 pizza restaurants by the end of 2024.



Additionally, we have an agreement with CA Fortune, a leading national sales group that works with every retailer in the country in all channels grocery, drug, mass, convenience and specialty retailers.

We've received coverage in The Washington Post, as well as the Las Vegas Review Journal, where we were recognized as leaders at the Pizza Expo among 7,000 participants, naming us one of the standout products. We believe these media highlights underscore Pie Wine's potential impact on both the **legendary pizza and beverage**

sectors.

We've also successfully raised approximately $350,000 through a friends and family funding round.

WHY INVEST

Let's Shake Up The Beverage Industry



We believe Pie Wine's trajectory is nothing short of exciting! Although in the early stages of funding, we feel we're making our mark and receiving an overwhelmingly positive response.

Through this raise, our dedication lies in building a stellar team, broadening our national distribution network, and establishing collaborations with multiple retailers and influential figures in the social media realm.

Together, we can change the way people experience pizza, one sip at a time. Here's to celebrating good friends, good times, and good pizza! Saluti!



ABOUT

HEADQUARTERS
**9350 WILSHIRE BLVD, SUITE 203
BEVERLY HILLS, CA 90212**

WEBSITE
View Site

Pie Wine is the ultimate pizza beverage. Our delicious California-grown, lightly carbonated wine aims to elevate your pizza experience and disrupt the pizza industry. Salute!

TEAM



**Warren Alon Ezra
CEO, COO, CFO and Co-Founder**

25 Years of Consumer Packaged Goods experience developing and launching dozens of brands and working with Disney, Starbucks, Pepsi, Coca-Cola from supply chain, marketing, national retailer sales as an owner operator and on a consultancy basis. Long and deep industry experience with all classes of trade from Walmart, Target, Costco down to DSD sales.

Mr. Ezra currently has multiple roles with other companies. Please review the Directors & Officers section in our offering materials for further details. His primary role is with Pie Wine and he commits 30 hours per week to Pie Wine.





**Kevin Michael Klein
Founder / President**

Syndicated Radio Host who has created, produced, and hosted content for millions, while working for major brands like Playboy, SiriusXM, CBS, and currently KROQ in Los Angeles. We believe Klein's relationships with artists, comedians, athletes, and his own influence can generate organic brand awareness. His favorite Pizza is Neapolitan style w/ spicy salami.



**Joshua David Green
Board Member and Co-Founder**

C-Suite Operator, Private Equity Investor and Investment Banker at leading Wall Street Banks. Recognized for his private equity, corporate development and leadership capabilities. Josh's favorite Pizza is New York style thin & crispy.



PRESS

The Washington Post
Welcome to the Greatest Pizza Show On Earth

[View Article]

Las Vegas Review-Journal
The Jay-Z Pizza Robot, Other Hot Trends From Pizza Expo in Las Vegas

[View Article]

Khon2
PIE Drinks Are Disrupting Two Industries At Once, So Raise A Can and Welcome PIE to the Pizza Scene

[View Article]

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Ice breaker! What brought you to this investment?

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

03/08/24 NEW SCRIPT BELOW

Hi there. I'm Kevin Klein and one of the creators behind Pie wine. We feel and have been told that we created not just a new type of canned beverage, we've potentially created a new category in the beverage industry and the pizza industry. Pie Wine has been called the greatest thing to happen to pizza since the pepperoni. And here are your flavors. World famous, sparkling red, sweet za, sparkling wine, Classic crisp, dry white.

Pie wine is my love letter to pizza and my best friend since I was eight years old, Josh, and I got together and we said, "Why is there not been a universally accepted official beverage of all things pizza?" Pizza currently is a 46 billion dollar a year industry. The ready-to-drink beverage space is growing rapidly! Increasing even faster than wine as a whole.

For years they've been trying to give us this "drink beer with pizza." But the flavors aren't right together. They don't work together. And we found that the closest thing that came to the perfect pairing for pizza was an Italian sparkling sweet wine called a Lambrusco. We said if we could recreate the properties of this and make a sweet, sparkling, delicious wine, but do it in America using California grapes and then brand it in such a way that every single pizza place would say, "We need to have this product," then we'd be on to something.

And lo and behold, we were actually right. For the past two years, we've gone to the International Pizza Expo in Vegas where we soft launched the product. immediately We had interest from pizza places all over and we starting receiving for the product. We've got relationships with some of the biggest names in the world of pizza, and we thought nothing would be better than to find a bunch of other like-minded individuals that would say, "Hey, I'd like to throw in, I'd like to be invested in this.

I'd like to be a part of the journey." That way, when you're having friends over for pizza, you're drinking pie wine, technically, you could say you're an owner in the company. Good for you, it's not a business expense! Here's our tea. You already met me, Kevin Klein I host a radio show on KROQ in Los Angeles.

Maybe you've heard of it, The world famous KROQ, and before then and I've been on the radio in San Francisco, New York City, Sirius XM. And in that process, through that job, I've become friendly with a lot of comedians, athletes, actors, influential people, that I will personally ask to help us get the word out about Pie Wine. And then you got my partner,

My best friend, Josh Green, since we were eight years old. This man has been responsible for raising not millions but billions of dollars for some major corporations. He's worked with some of the biggest names in finance. He's also the only guy I know in the world that probably like pizza more than I do. by now, You've probably seen the two of us drinking Pie Wine with the Sharks on ABC's Shark Tank.

And then you got Warren Ezra. This is the Beverage Ninja. He has worked with so many beverage companies for over 25 years. From the largest national brands, to amazing new startups, just like Pie Wine. He says he's never seen people get as excited as they have been about trying Pie Wine and about bringing Pie Wine into their stores. And that's really where you come in.

Our next steps will be to fulfill orders that are pouring in from our recent national TV exposure. And we have since partnered with CA Fortune, the largest national retail sales team in North America. Since forming this strategic relationship, multiple massive retailers are taking Pie Wine; everyone from Whole Foods to Sprouts, Safeway, Albertsons, Kroger and so many other national retailers.

And good news, we're working with Barstool Sports and will be integrated into their various content channels and equally exciting, we have recently added the Pizza GOAT to our team. Tony Gemignani is a world champion and world record-holding pizza master.

Hey, he even hosts the Masterclass on Pizza. He knows the industry better than almost anyone. And here's what he wants to say about Pie Wine: "When I first had Pie Wine, it reminded me of when I was in Parma for the first time in Italy, had a glass of Lambrusco. Was that sparkling red delicious wine that I had, when I opened up Pie Wine,

it was like exactly the same. You know, when it comes to pairing pizza with the perfect wine, I always say it's Pie Wine. It's amazing. The industry has embraced it, and I can't tell you how much I'm in love with it. So you got to grab a Pie Wine wherever you're at. And pretty soon we hope you'll start seeing Pie Wine all over the place, revolutionizing the pizza industry and turning all pizzas into pizza parties.

And we'd love you to join us on this delicious journey.

https://zipdo.co/statistics/pizza-industry/#:~:text=Highlights%3A%20The%20Most%20Important%20Statistics,least%20one%20pizza%20per%20month

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G - Testing the Waters Materials


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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PIE
Reserve Your
Slice of
PieWine
INVESTMENT
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Reserve Your Spot To Invest In PIE Wine. "The OG Pizza Wine!"
3 Great Flavors
The Ultimate Pizza Companion
Built By Beverage Industry Leaders
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


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Sponsored
PIE
Reserve Your
Slice of
PieWine
INVESTMENT
Learn more
Reserve Your Spot To Invest In PIE Wine. "The OG Pizza Wine!"
3 Great Flavors
The Ultimate Pizza Companion
Built By Beverage Industry Leaders
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.











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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.









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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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✅ Built By Beverage Industry Leaders

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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🍷 3 Great Flavors
🍕 The Ultimate Pizza Companion
✅ Built By Beverage Industry Leaders

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



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Pizza's New Side Piece

Pie Wine is the ultimate pizza beverage. Our delicious California-grown, lightly carbonated wine aims to elevate your pizza experience and disrupt the pizza industry. Salute!

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.





PIE
PIE
PIE
PIE

$19,434.24 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS >

REASONS TO INVEST

- Pie Wine, an amazingly tasty new canned wine, is the first internationally recognized beverage designed specifically to pair with pizza, one of the world's most popular food categories. Also, as seen on Shark Tank!
- Canned wine sales grew by 79.2% in 2019, positioning Pie Wine in a growing segment, with a projected market value of $155.1 billion by 2027.*
- the county. Pie Wine is working towards a national distribution goal of 15,000+ retail stores & restaurants by Q2 2024.

*Source

Reserve Now

RESERVED $19,434.24 | INVESTORS 25

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
9350 WILSHIRE BLVD, SUITE 203
BEVERLY HILLS, CA 90212

WEBSITE
View Site

Pie Wine is the ultimate pizza beverage. Our delicious California-grown, lightly carbonated wine aims to elevate your pizza experience and disrupt the pizza industry. Salute!

TEAM







Warren Alon Ezra
CEO, COO, CFO and Co-Founder

25 Years of Consumer Packaged Goods experience developing and launching dozens of brands and working with Disney, Starbucks, Pepsi, Coca-Cola from supply chain, marketing, national retailer sales as an owner operator and on a consultancy basis. Long and deep industry experience with all classes of trade from Walmart, Target, Costco down to DSD sales.

**Mr. Ezra currently has multiple roles with other companies. Please review the Directors & Officers section in our offering materials for further details. His primary role is with Pie Wine and he commits 30 hours per week to Pie Wine.*



Kevin Michael Klein
Founder / President

Syndicated Radio Host who has created, produced, and hosted content for millions, while working for major brands like Playboy, SiriusXM, CBS, and currently KROQ in Los Angeles. We believe Klein's relationships with artists, comedians, athletes, and his own influence can generate organic brand awareness. His favorite Pizza is Neapolitan style w/ spicy salami.



Joshua David Green
Board Member and Co-Founder

C-Suite Operator, Private Equity Investor and Investment Banker at leading Wall Street Banks. Recognized for his private equity, corporate development and leadership capabilities. Josh's favorite Pizza is New York style thin & crispy.

PRESS

The Washington Post

The Washington Post
Welcome to the Greatest Pizza Show On Earth



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Las Vegas Review-Journal
The Jay-Z Pizza Robot, Other Hot Trends From Pizza Expo in Las Vegas

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Khon2
PIE Drinks Are Disrupting Two Industries At Once, So Raise A Can and Welcome PIE to the Pizza Scene

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Pie Wine.



Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

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